UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2026

Commission File Number: 001-39937

ZIM Integrated Shipping Services Ltd.

(Exact Name of Registrant as Specified in Its Charter)

9 Andrei Sakharov Street

P.O. Box 15067

Matam, Haifa 3190500, Israel

+972 (4) 865-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☒

ZIM Integrated Shipping Services Ltd. (the “Company”) hereby announces that on September 29, 2026, it received a letter (the “Letter”) from the Israeli Government Companies Authority (the “GCA”), the regulator in charge of coordinating the State of Israel’s response to the application of the Company to receive the State of Israel’s approval to the pending merger transaction between the Company and Hapag-Llyod with respect of the special state share.

In the Letter, the GCA informed the Company, that since in a letter submitted to the GCA by Hapag-Lloyd and FIMI earlier in September 2026, Hapag-Llyod and FIMI indicated their intention to submit a revised proposal for the post-closing operations of Company’s business, but since no such detailed revised proposal was submitted to the GCA by the deadline previously set by the GCA for responses to the GCA’s information request, the GCA has determined to cease handling the pending application for approval of the requested changes in the special state share, which was submitted for its approval back in March 2026. The GCA further indicated in the Letter that if the parties wish the GCA to review any new proposal with respect to the merger transaction or the special state share, such proposal would need to be filed in full detail in order to enable the GCA and the State of Israel to make an informed decision with respect to such application and proposal. Hapag-Lloyd informed the Company that it intends to submit a revised proposal and seek approval from the GCA and the State of Israel in connection with the special state share and the pending merger transaction.

The information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM INTEGRATED SHIPPING SERVICES LTD.

By:	/s/ Noam Nativ
Noam Nativ
EVP, General Counsel & Company Secretary

Date: September 30, 2026